UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Company Secretary Change

SHELL PLC

COMPANY SECRETARY CHANGE

Shell plc announces the appointment of Caroline Omloo as Company Secretary with effect from August 1, 2022. Ms Omloo succeeds Linda Coulter who stands down from her role at the end of July 2022 and retires from Shell in February 2023 after 28 years of service with the Shell Group.

NOTE

Caroline Omloo is a Dutch national. Before joining Shell in 1999, she worked in private practice with law firm Nauta Dutilh.  She has held various positions in Shell, including Secretary to the Audit Committee, Associate General Counsel Corporate Finance NL, Chief Privacy Officer and Head of Legal and management team member of the Downstream Operating Company in the Netherlands.  She has also been a member of the board of Stichting Shell Pensioenfonds, one of Shell’s Dutch pension funds. Caroline took up her previous role as Head of Legal and Compliance of Shell Asset Management Company in 2017 and was a board member of this company from 2018 to 2022.   From 2009- 2019, Caroline sat on the board of Stichting Beroepsopleiding Bedrijfsjuristen, the foundation providing education for in-house lawyers in the Netherlands.  She also served as a board member of Missie Verkeersmiddelen Actie, a Dutch charitable organization, from 2007 to 2017.

June 30, 2022

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 1, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary